Exhibit 99.3

ANNUAL INFORMATION FORM

For the year ended December 31, 2024

Dated: April 28, 2025

GOLDSHORE RESOURCES INC.

Suite 918 – 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3

TABLE OF CONTENTS

PRELIMINARY NOTES	3
CAUTIONARY STATEMENT	4
CORPORATE STRUCTURE	6
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	10
RISK FACTORS	12
MINERAL PROPERTY – MOSS GOLD PROJECT	22
DIVIDENDS AND DISTRIBUTIONS	33
CAPITAL STRUCTURE	33
MARKET FOR SECURITIES	34
PRIOR SALES	35
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	36
DIRECTORS AND EXECUTIVE OFFICERS	36
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	39
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	39
TRANSFER AGENT AND REGISTRAR	39
MATERIAL CONTRACTS	39
INTERESTS OF EXPERTS	40
AUDIT COMMITTEE	40
ADDITIONAL INFORMATION	42
SCHEDULE A – AUDIT COMMITTEE CHARTER	A-1

ii

PRELIMINARY NOTES

Date of Information

All information in this annual information form (“AIF”) of Goldshore Resources Inc. (“Goldshore” or the “Company”) is as of December 31, 2024 unless otherwise indicated.

Currency

Except where otherwise indicated, all references to “$” in this AIF are to Canadian Dollars and all references to “US$” in this AIF are to U.S. dollars.

The following table reflects the low and high rates of exchange for one U.S. dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada daily exchange rates for 2024, 2023 and 2022.

	Years Ended December 31,
	2024	2023	2022
Low for the period	1.3316	1.3128	1.2451
High for the period	1.4416	1.3875	1.3856
Rate at the end of the period	1.4389	1.3226	1.3544
Average	1.3698	1.3497	1.3011

On April 28, 2025, the Bank of Canada daily exchange rate was US$1.00 – $1.3850.

Change in Year End

In 2023, the Company changed its fiscal year end from March 31 to December 31 to better align the Company’s financial reporting periods with its internal budgeting and forecasting processes with its peers. In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, the Company filed a Notice of Change of Year-End dated July 10, 2023, as amended August 25, 2023, which can be found under the Company’s profile at www.sedarplus.ca. Consequently, the Company reported financial results for the nine month transition year from April 1, 2023 to December 31, 2023.

Certain Other Information

Certain information in this AIF is obtained from third party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the digital display industry (including management’s estimates and assumptions relating to the industry based on that knowledge). Management believes that its market and industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and the completeness of the market and industry data used throughout this AIF is not guaranteed and the Company does not make any representation as to the accuracy of such information. Although management believes it to be reliable, Goldshore has not independently verified any of the data from third party sources referred to in this AIF or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic and other assumptions relied upon by such sources.

CAUTIONARY STATEMENT

This AIF contains “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition.

Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “planned”, “expect”, “project”, “predict”, “potential”, “estimate”, “targeting”, “intends”, “believe”, and similar expressions, or describes a “goal”, or variation of such words and phrases or states that certain actions, events or results “may”, “should”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements relate to statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements herein include, but are not limited to, statements or information concerning: the future financial or operating performance of the Company and its business, operations, properties and condition; resource potential, including the potential quantity and/or grade of minerals, or the potential size of a mineralized zone; potential expansion of mineralization; timing and results of technical reports and economic studies; the timing and results of future resource estimates; the amenability of mineralization to produce a saleable concentrate of sufficiently high enough grade and quality to be economic; changes in project parameters as plans continue to be refined; illustrative mine lives of the Company’s mineral project interests; the proposed timing and amount of estimated future production, and the illustrative costs thereof; the Company’s access to the surface lands overlying its concessions; the Company’s ability to comply with permitting and regulatory requirements related to exploration, development and operation of its mineral project interests; the Company’s ability to obtain all necessary permits and licenses from governmental and non-governmental authorities; the Company’s ability to manage and/or mitigate any environmental and/or social risks associated with the development of its project interests to the mining stage, as well as through mine construction and operation; the Company’s ability to continue as a going concern; the Company’s long-term viability; the Company’s going-forward strategy; the adequacy of the Company’s working capital; the mining assets acquired by the Company being and remaining attractive investment opportunities; the Company’s intention to retain all future earnings and other cash resources for the future development and operation of its business; and the Company’s intention not to declare or pay any cash dividends in the foreseeable future.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management and considered reasonable at the time such information is provided. Such estimates and assumptions may include, but are not limited to: the price of minerals including gold and other commodities such as coal, fuel and electricity; currency exchange rates and interest rates; favourable operating conditions; political stability; adequacy of personnel with specialized skills; timely receipt of governmental approvals, licences and permits (and renewals thereof); effective internal controls; access to necessary financing; stability of labour markets and market conditions in general; availability of equipment; awareness and communication of risks within the Company’s operations; the accuracy of mineral resource estimates and economic studies; reputational integrity; estimates of costs and expenditures to complete the Company’s programs and goals; the speculative nature of mineral exploration and development in general; and there being no significant disruptions affecting the development and operation of the Moss Gold Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: the Company has no history of earnings or profitability; the Company has negative cash flow from operating activities and there can be no assurance that the Company will ever generate earnings or achieve profitability; there is no assurance that it will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company or without significant dilution; the

Company has never had a gold producing property; the Company’s mineral properties are in early exploration stages and are without a known body of commercially exploitable resources; exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines; substantial expenditures are required to establish mineral reserves through drilling; the Company currently has only one material mineral project and it is solely dependent upon its exploration and development for future revenue and profits; estimates of mineralization are inherently imprecise as they depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable; the Company cannot be certain that effective internal controls are appropriately implemented; the Company’s assets and activities are subject to extensive Canadian federal, provincial, territorial and local laws and regulations governing various matters; failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements; the Company’s operations may be subject to the rights or the asserted rights of various community stakeholders; the Company’s operations or development projects may be impeded due to opposition by Indigenous Peoples (as defined herein); the Company will actively compete for resource acquisitions, exploration leases, licenses, concessions and skilled industry personnel with a substantial number of other mining companies, many of which have significantly greater financial resources than the Company; in the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors, but there can be no assurance of such success; there is no guarantee that title to mineral properties held by the Company will not be challenged or impugned; the Company cannot maintain insurance against all potential risks associated with a mining company’s operations; members of the board of directors of the Company (the “Board”) may become directors of other reporting issuers or have significant shareholdings in other resource companies and may have a conflict of interest; the Company may not be able to obtain or renew permits that are necessary to its operations; environmental and other regulatory requirements will affect the future operations of the Company, including exploration and development activities and commencement of production on the Company’s mining properties; the Company may be liable for unknown environmental risks for past activities on the Moss Gold Project (as defined herein); any changes in government policy may result in changes to laws affecting ownership of assets, exploration policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital; the securities markets in Canada have experienced a high level of price and volume volatility; any acquisitions or joint ventures would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the lack of availability on acceptable terms or the delay in the availability of required infrastructure could prevent or delay the exploration or development of the Company’s mineral properties; the price of the Common Shares (as defined herein), the Company’s financial results, exploration and development activities may in the future be adversely affected by declines in the prices of certain minerals; the Company may have imprecise estimates for future property closure and reclamation costs; the Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings; the Company’s information technology systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft; the Company’s business, operations, and financial condition, and the market price of the Common Shares could be materially and adversely affected by the outbreak of epidemics or pandemics or other public health crises, regulatory and effects related to climate change, volatility in the global financial markets, increased inflation, and turbulence in mining markets resulting from international conflicts; and the other factors described herein under “Risk Factors”, as well as in our public filings available under the Company’s profile at www.sedarplus.ca. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements.

The forward-looking statements contained in this AIF is expressly qualified by this cautionary statement. We undertake no duty to update any of the forward-looking statements to conform such information to actual results or to changes in our expectations, except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Regarding Classification of Mineral Resource Estimates

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this AIF has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM Definition Standards). These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, mineral resource and reserve information contained in this AIF may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Scientific and Technical Information

Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the Moss Gold Project has been reviewed and approved by Peter Flindell, P.Geo., MAusIMM, MAIG, Vice-President, Exploration of the Company and a “qualified person” as defined in NI 43-101.

CORPORATE STRUCTURE

Name, Address and Incorporation

Goldshore Resources Inc. was incorporated on April 30, 2009, pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) under the name Sierra Madre Developments Inc. On May 31, 2021, the Company changed its name to “Goldshore Resources Inc.”

The authorized share capital of the Company consists of an unlimited number of common shares (the “Common Shares”), which are listed on the TSX Venture Exchange (the “TSXV”) under the trading symbol “GSHR”, in the United States on the OTCQB Venture Market under the ticker symbol “GSHRF” and in Germany on the Frankfurt Stock Exchange under the ticker symbol “8X00”.

The Company’s head office is located at Suite 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. The Company’s registered and records office is located at 15th Floor, 1111 West Hastings Street, Vancouver, British Columbia, V6E 2J3 Canada.

Intercorporate Relationships

The Company has one wholly-owned subsidiary called Moss Lake Project Inc. (British Columbia).

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a junior mineral exploration stage company in the business of acquiring, exploring and evaluating mineral resource properties. The Company is currently focused on further exploration and development of its 100% owned, early exploration stage Moss gold project (“Moss Gold Project”) located in northwestern Ontario, Canada, approximately 110 km west of the city of Thunder Bay.

Three Year History

2022

On April 6, 2022, the Company completed a brokered private placement offering for aggregate gross proceeds of $10,000,000, pursuant to which the Company issued 9,616,095 flow-through units at a price of $0.60 per flow-through unit for gross proceeds of $5,769,657, 6,460,686 non-flow-through units at a price of $0.50 per non-flow-through units for gross proceeds of $3,230,343 and 1,408,451 charity-flow-through units at a price of $0.71 per charity flow-through unit for gross proceeds of $1,000,000. Each flow-through unit consisted of one flow-through Common Share and one-half of one Common Share purchase warrant, each non-flow-through unit consisted of one Common Share and one-half of one Common Share purchase warrant and each charity flow-through unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.75, until April 6, 2024.

On May 18, 2022, the Company completed a non-brokered private placement offering for aggregate gross proceeds of $500,000, pursuant to which the Company issued 1,000,000 units at a price of $0.50 per unit. Each unit consisted of one Common Share and one-half Common Share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.75, until May 18, 2024.

On June 6, 2022, the Company issued 8,333,333 Common Shares to Wesdome (as defined herein), as the first milestone payment, in connection to the Asset Purchase Agreement (as defined herein). These Common Shares were issued at a value of $0.60 per Common share, for a total value of $5,000,000.

On July 5, 2022, the Company entered into an option agreement and amended on May 29, 2023 (the “Thunder Gold Option Agreement”) with Thunder Gold Corp. (formerly White Metal Resource Corp.) (“Thunder Gold”), pursuant to which the Company would earn in to certain mining claims held by Thunder Gold in the Shebandowan greenstone belt known as the Iris Lake and Vanguard properties. Under the terms of the Thunder Gold Option Agreement, the Company agreed to make cash payments to Thunder Gold of $110,000 over three years, issue 1,500,000 Common Shares to Thunder Gold over three years and incur expenditures on the properties of not less than $1,650,000 over three years.

On October 31, 2022, the Company filed a final short form base shelf prospectus to qualify for distribution up to $250,000,000 securities of the Company.

On November 15, 2022, the Company announced a new, updated independent mineral resource estimate for the Moss Gold Project. The mineral resource estimate has an effective date of November 14, 2022 and is based on the Company’s 2021 and 2022 drilling campaign.

On December 22, 2022, the Company completed a best efforts public offering for aggregate gross proceeds of approximately $5,750,000, pursuant to which the Company issued 11,650,280 non-flow-through units at a price of $0.25 per non-flow-through unit for gross proceeds of $2,912,570 and 9,458,100 flow-through units at a price of $0.30 per flow-through units for gross proceeds of $2,837,430 (the “December 2022 Offering”). Each non-flow-through unit consisted of one Common Share and one-half of one Common Share purchase warrant, and each flow-through unit consisted of one flow-through Common Share and one-half of one Common Share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.40, until December 22, 2024. The warrants were issued under a warrant indenture (the “2022 Warrant Indenture”) between the Company and Odyssey Trust Company. In connection with the December 2022 Offering, the Company entered into an agency agreement with the agents of the December 2022 Offering (the “2022 Agency Agreement”). Pursuant to the 2022 Agency Agreement, the Company paid the agents a cash commission equal to 5.0% (2.5% in respect of president’s list purchasers) of the gross proceeds in the amount of $282,500. The 2022 Agency Agreement also included customary terms for transactions such as the December 2022 Offering.

On December 30, 2022, the Company completed a non-brokered private placement offering for aggregate gross proceeds of $1,041,680, pursuant to which the Company issued 4,166,720 units at a price of $0.25 per unit. Each unit consisted of one Common Share and one-half Common Share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.40, until December 30, 2024.

2023

On April 13, 2023, the Company completed a brokered private placement offering for aggregate gross proceeds of approximately $6,900,000, pursuant to which the Company issued 16,419,220 non-flow-through units at a price of $0.17 per non-flow-through unit for gross proceeds of $2,791,267 and 21,070,423 flow-through units at a price of $0.195 per flow-through units for gross proceeds of $4,108,733 (the “April 2023 Offering”). Each non-flow-through unit consisted of one Common Share and one-half of one Common Share purchase warrant, and each flow-through unit consisted of one flow-through Common Share and one-half of one Common Share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.25, until April 13, 2025. The warrants were issued under a warrant indenture (the “2023 Warrant Indenture”) between the Company and Odyssey Trust Company. In connection with the April 2023 Offering, the Company entered into an agency agreement with the agents of the April 2023 Offering (the “2023 Agency Agreement”). Pursuant to the 2023 Agency Agreement, the Company agreed to pay the agents 6% (3% in respect of president’s list purchasers) of the gross proceeds of the April 2023 Offering and issue Compensation Options (as defined below) equal to 6% (3% in respect of president’s list purchasers) of the number of total units sold under April 2023 Offering. The 2023 Agency Agreement also included customary terms for transactions such as the April 2023 Offering.

On May 8, 2023, the Company announced a new, updated independent mineral resource estimate for the Moss Gold Project, which included an updated mineral resource estimate for the Moss Gold Deposit and a maiden mineral resource estimate for the East Coldstream Gold Deposit at the Moss Gold Project. The mineral resource estimate has an effective date of May 5, 2023.

On May 8, 2023, the Company staked the Hillcrest claim group for $19,500. The Hillcrest claim group comprises 390 claims over 8,261 hectares.

On May 16, 2023, the Company settled outstanding accounts payable of $513,157 through the issuance of 3,018,572 units at a deemed price of $0.17 per unit. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.25, until April 13, 2025.

On May 29, 2023, the Company and Thunder Gold amended the Thunder Gold Option Agreement pursuant to which the expenditure commitment due by the Company on July 28, 2024 would be $680,000.

On July 28, 2023, the Company issued 300,000 Common Shares with a fair value of $43,500 and paid $20,000 to Thunder Gold pursuant to the Thunder Gold Option Agreement.

On September 28, 2023, the Company announced the resignation of Heather Laxton from the Board.

On November 2, 2023, the Company announced the resignation of Michael Michaud from the Board.

On November 17, 2023, the Company completed a non-brokered private placement offering for aggregate gross proceeds of $3,750,000, pursuant to which the Company issued 37,500,000 units at a price of $0.10 per unit. Each unit consisted of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.13, until November 17, 2026.

The Company also entered into a rights agreement (the “Rights Agreement”) dated November 1, 2023 with 2523508 Alberta Ltd. (the “Investor”), pursuant the Investor was granted certain nomination rights to the Board until the later of the expiry of an advisory agreement dated November 1, 2023 as between the Company and the Investor, and two (2) years following date of the Rights Agreement. Under the Rights Agreement, the Investor is currently entitled to nominate one (1) person (the “Investor Director”) for election to the Board at each annual general meeting of shareholders. Kyle Hickey was appointed to the Board and is the current Investor Director.

On December 4, 2023, the Company issued 12,500,000 Common Shares to Wesdome, as the second milestone payment, in connection to the Asset Purchase Agreement. These Common Shares were issued at a value of $0.60 per Common Share, for a total value of $7,500,000.

2024

On February 6, 2024, the Company announced a new, updated independent mineral resource estimate for the Moss Gold Project, which included an updated mineral resource estimate for both the Moss Gold Deposit and East Coldstream Gold Deposit at the Moss Gold Project. The mineral resource estimate has an effective date of January 31, 2024. For more information on the Moss Gold Project, see “Mineral Property – Moss Gold Project” and the Moss Gold Technical Report (as defined herein).

On February 22, 2024, the Company announced that Brett A. Richards would be transitioning from the Company’s President, Chief Executive Officer (“CEO”) and Director, to Interim CEO and Director.

On April 24, 2024, the Company announced the appointment of Michael Henrichsen as CEO, President and Director of the Company, effective May 1, 2024.

On May 21, 2024, the Company and Thunder Gold amended the Thunder Gold Option Agreement pursuant to which the last $1,350,000 expenditure commitment would be due on or before July 28, 2025.

On July 26, 2024, the Company issued 400,000 Common Shares with a fair value of $110,000 and paid $30,000 to Thunder Gold pursuant to the Thunder Gold Option Agreement.

On October 29, 2024, the Company completed a brokered private placement offering for aggregate gross proceeds of $13,972,358, pursuant to which the Company issued 15,848,159 flow-through Common Shares at a price of $0.475 per flow-through Common Share, and 12,159,400 charity flow-through Common Shares at a price of $0.53 per charity flow-through Common Share (the “October 2024 Offering”). Pursuant to the October 2024 Offering, the agents received a cash commission of $813,220, and the Company granted the agents 1,627,565 non-transferable compensation warrants. Each compensation warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.475 until October 29, 2026.

On December 2, 2024, the Company announced the appointment of David Stone to the Board and Sam Gibson as Vice President of Corporate Development. The Company concurrently announced the retirement of Brandon Macdonald from the Board.

January 1, 2025 to Present

On February 3, 2025, the Company announced the appointment of Erica Borgstrom as CFO and Corporate Secretary of the Company, effective February 1, 2025.

DESCRIPTION OF THE BUSINESS

General

As described above under “General Development of the Business” and below under “Mineral Property – Moss Gold Project”, the Company is a junior mineral exploration stage company in the business of acquiring, exploring and evaluating mineral resource properties. The Company is currently focused on further exploration and development of its 100% owned, early exploration stage Moss Gold Project located in northwestern Ontario, Canada, approximately 110 km west of the city of Thunder Bay. In addition, the Company continues to identify and potentially acquire additional property interests and conduct exploration and evaluation to assess their potential.

In February 2024, the Company announced a new, updated independent mineral resource estimate for the Moss Gold Project. The updated mineral resource estimate upgraded a portion of the mineral resource estimate from inferred mineral resources to indicated mineral resources and increased the average grade over the previous mineral resource estimate. The Moss Gold Project is the Company’s sole material mineral property for the purposes of Canadian securities laws.

The Company conducts its business in a single operating segment which is the mineral exploration business in Canada. The Company’s exploration and evaluation assets are located in Canada. The Company owns no producing properties and, consequently, has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of the Company are primarily funded by equity financings.

Specialized Skill and Knowledge

The Company believes that its success is dependent on the performance of its management and key employees, many of whom have specialized knowledge and skills relating to the precious metals exploration business. The Company believes it has adequate personnel with the specialized skills required to successfully carry out its operations.

Various aspects of the Company’s business require specialized skills and knowledge. The Company’s business is dependent on retaining the services of its key management personnel with a variety of skills and experience, including in relation to the exploration and development of mineral projects. The success of the Company is, and will continue to be, dependent to a significant extent on the expertise and experience of its directors and senior management. Goldshore’s management team has extensive experience in mineral exploration and development and as such is well positioned to further the development of the Moss Gold Project. See “Directors and Executive Officers” below.

Competitive Conditions

The Company’s business is intensely competitive, and the Company competes with other exploration, development and mining companies, many of which have greater resources and experience. As described in this AIF under “Risk Factors” below, competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically and the capital for the purpose of financing development of desired properties. In addition, competition may impact the Company’s ability to recruit or retain qualified employees with the technical expertise to find, develop or operate such properties.

Business Cycles

Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. See “Risk Factors” below.

Economic Dependence

The Company acquired its sole material mineral property pursuant to an Asset Purchase Agreement with Wesdome. As of the date of this AIF, the Company has one remaining milestone Common Share issuance of $7,500,000, which is due upon the earlier of (i) the Company completing a feasibility study on the Moss Gold Project, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) 48 months from closing of the RTO Transaction (as defined herein) (June 4, 2025).

Environmental Protection

The Company’s exploration and development activities, as applicable, are subject to various levels of federal and provincial laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. A breach of which may result in the imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental assessments. As at the date of this AIF, the Company estimates that there will be minimal cost for future property closure and reclamation for the Moss Gold Project.

Laws and regulations relating to the protection of the environment are evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Employees and Consultants

As of the date of this AIF, the Company has 18 employees, 10 consultants and retains 24 independent contractors on a consultancy basis.

Reorganizations

On January 25, 2021, the Company (then Sierra Madre Developments Inc.) entered into an amalgamation agreement with Goldshore Resources Inc. (“Former Goldshore”) and a subsidiary of the Company, pursuant to which, among other things, the Company and Former Goldshore agreed to complete an arm’s-length business combination by way of a three-cornered amalgamation pursuant to the provisions of the BCBCA (the “RTO Transaction”). Former Goldshore concurrently entered into an asset purchase agreement dated January 25, 2021 (the “Asset Purchase Agreement”), with Wesdome Gold Mines Ltd. (“Wesdome”) and Moss Gold Mines Ltd., a subsidiary of Wesdome, pursuant to which Former Goldshore acquired a 100-percent interest in the Moss Gold Project.

Social or Environmental Policies

The Company places great emphasis on providing a safe and secure working environment for all employees and recognizes the importance of operating in a sustainable manner. The Company did not have any loss time incidents at the Moss Gold Project during the year ended December 31, 2024.

The Company believes awareness and communication of risks are critical steps in preventing accidents at the Moss Gold Project. There were no significant environmental incidents at the Moss Gold Project during the year ended December 31, 2024.

The Company understands that having strong working relationships with Indigenous Peoples and other communities of interest will be imperative to the success of the Moss Gold Project. Ensuring that local communities have an understanding of and appreciation for, the potential impacts of exploration, development and mining activity in the region and have the opportunity to actively participate in project planning and implementation will be a focus going forward. Most of the Moss Gold Project is located within the grounds of Crown Treaty 3 in the traditional territories of the Lac des Mille Lacs First Nation, Gakijiwanong Anishinaabe Nation (formerly Lac La Croix First Nation) and Métis Nations of Ontario. The Vanguard block and the majority of the Coldstream block, including the North Coldstream and East Coldstream deposits, are within the grounds of the Robinson-Superior Treaty, in the traditional territories of Fort William First Nation, Métis Nations of Ontario and Red Sky Métis Independent Nation. Goldshore engages with all First Nations and Métis communities prior to and during any exploration and development activities in the Moss Gold Project area. The Company also provides regular progress updates to the communities. The Company has entered into exploration agreements with the Lac des Mille Lacs First Nation and Gakijiwanong Anishinaabe Nation.

The Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. The Board adopted a Code of Business Conduct and Ethics (the “Code”) on June 11, 2021, for the purposes of fostering a climate of honesty, truthfulness and integrity. The Code outlines the principles of ethical conduct to which the Company’s personnel are expected to adhere in the conduct of the Company’s business and establishes mechanisms to report unethical conduct. The Company’s reputation with its shareholders, business partners, prospective investors and other stakeholders for honesty and integrity is the key to the success of its business. The Company requires high standards of professional and ethical conduct from its personnel. No employee of the Company is permitted to achieve results through violations of laws or regulations or through unscrupulous dealings. The Code is reviewed and re-approved by the Board annually.

RISK FACTORS

An investment in the Common Shares of the Company is highly speculative due to the high-risk nature of its business and the present stage of its development. Shareholders of the Company may lose their entire investment. The risks described below are not the only risks facing the Company. Additional risk factors may be included in the Company’s management’s discussion and analysis (“MD&A”) and the Company’s technical reports or other documents previously disclosed by the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and results of operations could be adversely affected.

Project Risks

Economic Dependence

The Company acquired its sole material mineral property pursuant to the Asset Purchase Agreement with Wesdome. As of the date of this AIF, the Company has one remaining milestone Common Share issuance of $7,500,000, which is due upon the earlier of (i) the Company completing a feasibility study on the Moss Gold Project, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) 48 months from closing of the RTO Transaction (June 4, 2025). If the Company does not make the remaining Common Share issuances in accordance with the Asset Purchase Agreement, then the Asset Purchase Agreement shall terminate. Termination of the Asset Purchase Agreement is likely to have a material adverse effect upon its business, financial condition and results of operations.

Economics of Developing Mineral Properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that the Moss Gold Project deposits are commercially mineable.

Should any mineral resources and reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) price of gold, which is historically cyclical; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

The ability to sell, and profit from the sale of any eventual mineral production from the Moss Gold Project will be subject to the prevailing conditions in the minerals marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long-term viability of the Company and its operations

Exploration, Development and Operations

The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs on the Moss Gold Project, which may be affected by a number of factors, including the Company’s ability to extend the permitted term of exploration granted by the underlying claims and leases. Substantial expenditures are required to establish resources or reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that any such deposit will be commercially viable or that the funds required for development can be obtained on a timely basis.

Threat or Imposition of Tariffs

Increased uncertainty in the global economy caused by the threat or imposition of tariffs by the President of the United States of America may adversely affect the Company’s business, financial condition and results of operations. The eventuality, timing and rates of potential U.S. tariffs, the countries on which they are levied and the responses from such countries are difficult to predict, however, a multi-country trade war against the U.S. may develop and the economic impact of tariffs or a broader trade war on the domestic and global economy could negatively impact capital markets, commodity prices and our ability to raise financing and undertake capital expenditures. A broader trade war also has the potential to adversely impact global supply chains, impacting the Company’s operating costs.

Volatility of Commodity Prices

The mining industry is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist or develop for the sale of same. There can be no assurance that mineral prices will be such that the Company’s properties can be mined at a profit. Factors beyond the control of the Company may affect the marketability of any minerals discovered at the Moss Gold Project. Mineral prices are subject to volatile price changes due to a variety of factors including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

Title Matters

Once acquired, title to mineral properties may be disputed. There is no guarantee that title to one or more claims, concessions or leases at the Moss Gold Project or any future Company projects will not be challenged or impugned. There may be challenges to any of the Company’s mineral titles which, if successful, could result in the loss or reduction of the Company’s interest in such titles. The Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes or to carry out and file assessment work, can lead to the unilateral termination of concessions by mining authorities or other governmental entities.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, pandemics, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that may not be insured against or that the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, financial condition and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental assessments. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for Companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations.

Permitting Risks

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operation. To the extent such approvals are required and not obtained, the Company will be curtailed or prohibited from proceeding with planned exploration, development or operation of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of companies in the mining industry, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business, financial condition and results of operations.

Competition for Exploration, Development and Operation Rights

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding and developing such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop the Moss Gold Project. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, or at all, and increase potential scheduling difficulties and costs due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, and/or result in project delays.

Reliability of Mineral Resource Estimates

Mineral resource figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Company believes that the mineral resource estimates included are established and reflect the Company’s best estimates, the estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Estimated mineral resources may have to be re-estimated based on changes in the price of gold, further exploration or advancement activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates. Mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Governmental Regulation

The mineral exploration and development activities of the Company are subject to various laws governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters in local areas of operation. Although the Company’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing the Company’s operations, or more stringent implementation thereof, could have an adverse impact on the Company’s business, financial condition and results of operations.

Operational Labour and Employment Matters

While the Company has good relations with its employees and consultants, exploration and development at its mining properties is dependent upon the efforts of the Company’s employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant federal and provincial governmental authorities. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, financial condition and results of operations.

Community Relationships

The Company’s relationships with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects.

The Moss Gold Project may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and Métis (“Indigenous Peoples”). The presence of community stakeholders may impact the Company’s ability to develop or operate the Moss Gold Project or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities. Governments in many jurisdictions must consult with, or require the Company to consult with, Indigenous Peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. The risk of unforeseen title claims by Indigenous Peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Meeting Legal and International Conventions Respecting Indigenous Peoples

Various national and provincial laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of Indigenous Peoples. The Company operates in an area presently or previously inhabited or used by Indigenous Peoples. Many of these materials impose obligations on government to respect the rights of Indigenous Peoples. Some mandate that government consult with Indigenous Peoples regarding government actions which may affect Indigenous Peoples, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various national materials pertaining to Indigenous Peoples continue to evolve and be defined. The Company’s current and future operations are subject to a risk that one or more groups of Indigenous Peoples may oppose continued operation, further development or new development of the Company’s projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by Indigenous Peoples to the Company’s operations may require modification of, or preclude operation or development of, the Company’s projects or may require the Company to enter into agreements with Indigenous Peoples with respect to the Company’s projects.

Unknown Environmental Risks for Past Activities

Exploration and mining operations incur risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. The risk of environmental contamination from present and past exploration or mining activities exists for mining companies. Companies may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. The Company is aware that the Moss Gold Project site hosted the now reclaimed North Coldstream Mine that operated for several decades until its closure in 1967. No assurance can be given that liabilities for contamination or damages caused by past activities at the Moss Gold Project do not exist.

Public Health Crises

The Company’s business, financial condition and results of operations could be materially and adversely affected by the outbreak of epidemics or pandemics or other public health crises. Public health crises can result in volatility and disruptions in the supply and demand for metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. Any of these could affect the Company’s ability to advance exploration and development with such risks to include challenges in recruiting and retaining staff and personnel, restricted access for employees and contractors to the Moss Gold Project, equipment and materials not being delivered to site on schedule or at all, and further inefficiencies required to be put in place to health and safety resulting in less productivity.

International Conflicts

International conflicts and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global financial markets. Russia’s invasion of Ukraine in February 2022 has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on global economies more broadly. In October 2023, Israel and Hamas, the terrorist organization and current ruling political party in the Gaza Strip, engaged in a series of violent exchanges, primarily in southern Israel and the Gaza Strip. In addition, further geopolitical tensions and conflicts involving Israel and the Islamic Republic of Iran, including its terrorist proxies in Lebanon and Yemen, may continue to escalate, potentially leading to further regional instability, economic disruptions and increased geopolitical risks which may have far reaching effects on the global economy which may adversely affect the Company’s business, financial condition and results of operations. The extent and duration of the current conflicts in the Ukraine and Israel and related international action cannot be accurately predicted at this time and the effects of such conflicts may magnify the impact of the other risks identified in this AIF, including those relating to global financial conditions. The outcome of these conflicts is uncertain, and these conflicts may escalate and may result in escalated tensions within and outside of Eastern Europe and the Middle East, respectively. Any negative developments in respect thereof could have an adverse effect on the value of the Company’s securities and the Company’s business, financial condition and results of operations.

Reclamation Costs

The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation concepts and plans, which could increase costs. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Changes in Climate Conditions may Affect Operations

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs for the Company’s operations, and there is no assurance that compliance with such regulations will not have an adverse effect on the Company’s business, financial condition and results of operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•	Extreme weather events (such as prolonged drought and forest fires) have the potential to disrupt operations at the Moss Gold Project and may require the Company to make additional expenditures to mitigate the impact of such events; and

•	The Company’s facilities depend on regular supplies of consumables (diesel, tires, reagents, etc.) to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, productivity at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, financial condition and results of operations. Climate change may result in increased societal pressures and scrutiny for our operations or those of our suppliers and/ or restrict the development of our projects, which may increase costs and/or limit development. Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, there can be no assurance the risks of climate change and resulting requirements will not have an adverse effect on the Company’s business, financial condition and results of operations.

Force Majure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, epidemics or quarantine restrictions.

Corporate Risks

Liquidity and Additional Financing

Until such time that the Company is profitable, the Company’s ability to continue its business operations and retain its ownership in the Moss Gold Project is dependent on management’s ability to secure additional financing. The Company’s only source of liquidity is its cash and cash equivalent balances. Liquidity requirements are managed based upon forecasted cash flows to ensure that there is sufficient working capital to meet the Company’s obligations.

The advancement, exploration and development of the Moss Gold Project, including continuing exploration and development, and, if warranted, construction or repair of mining facilities and the commencement of mining operations, will also require substantial additional financing. As a result, the Company may be required to seek additional sources of equity financing in the near future. The Company’s ability to raise additional equity financing may be affected by numerous factors beyond its control including, but not limited to, adverse market conditions, commodity price changes and economic downturns. There can be no assurance that the Company will be successful in obtaining any additional financing required to continue its business operations and/or to maintain its property interests, or that such financing will be sufficient to meet the Company’s objectives or obtained on terms favourable to the Company. Failure to obtain sufficient financing as and when required may result in the delay or indefinite postponement of exploration and/or development on any or all of the Company’s properties, or even a loss of its property interests, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

No Revenue and Negative Cash Flow

The Company has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Company’s operating activities could impede its ability to raise capital through debt or equity financing to the extent required to fund its business operations. In addition, working capital deficiencies could negatively impact the Company’s ability to satisfy its obligations promptly as they become due. If the Company does not generate sufficient cash flow from operating activities, it will remain dependent upon external financing sources. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be acceptable.

Limited Exploration Prospects

The Moss Gold Project is the Company’s sole material property. Accordingly, the Company does not have a diversified portfolio of exploration prospects either geographically or by mineral targets. The Company’s operations could be significantly affected by fluctuations in the market price of gold, as the economic viability of the Company’s projects are heavily dependent upon the market price for gold.

No History of Mineral Production or Mining Operations

The Company has never had a gold producing property. There is no assurance that commercial quantities of gold will be discovered nor is there any assurance that the Company’s exploration programs will yield positive results. Even if commercial quantities of gold are discovered, there can be no assurance that the Moss Gold Project will ever be brought to a stage where gold resources can profitably be produced from it. Factors which may limit the ability to produce gold resources include, but are not limited to, the spot price of gold, availability of additional capital and financing and the nature of any mineral deposits. The Company does not have a history of mining operations that would guarantee it will produce revenue, operate profitably or provide a return on investment in the future.

Attracting and Retaining Talented Personnel

The Company’s success will depend in large measure on the abilities, expertise, judgment, discretion, integrity and good faith of management and other key personnel in conducting the business of the Company. The Company has a small management team and the loss of any of these individuals or the inability to attract suitably qualified staff could materially adversely impact the business. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.

Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company will also serve as directors and/or officers of other companies involved in mineral resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its stakeholders, but there can be no assurance in this regard.

Reputational Risk

Reputational risk is the potential that adverse publicity, whether true or not, will or may cause a decline in financial results, liquidity, share price, social licence to operate or shareholder base due to its impact on the Company’s image. Reputational risk is inherent in virtually all of the Company’s business transactions, even when the transaction or activity is fully compliant with legal and regulatory requirements. Reputational risk cannot be managed in isolation, as it often arises as a result of operational, regulatory and other risks inherent to the business. For these reasons, reputational integrity is a key component of the codes of business conduct and ethics of which the Company’s personnel are expected to observe. We do not ultimately have direct control over how we are perceived by others and reputational loss could have a material adverse impact on the Company’s business, financial condition and results of operations.

Volatility of Market for Common Shares

The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors, including: (i) dilution caused by issuance of additional Common Shares and other forms of equity securities, which the Company expects to make in connection with future financings to fund operations and growth, and to attract and retain qualified personnel and in connection with future strategic partnerships with other companies, (ii) announcements of new acquisitions, mineral discoveries or other business initiatives by competitors, (iii) fluctuations in revenue from operations as new mineral discoveries come to market, (iv) changes in the market for gold and/or in the capital markets generally, (v) changes in the demand for minerals; and (vi) changes in the social, political and/or legal climate in the regions in which the Company operates. In addition, the market price of the Common Shares could be subject to wide fluctuations in response to quarterly variations in operating expenses; changes in the valuation of similarly situated Companies, both in the mining industry and in other industries;

changes in analysts’ estimates affecting the Company, competitors and/or the industry; changes in the accounting methods used in or otherwise affecting the industry; additions and departures of key personnel; fluctuations in interest rates, exchange rates and the availability of capital in the capital markets; and significant sales of the Common Shares, including sales by future investors in future offerings which may be made to raise additional capital. These and other factors will be largely beyond the Company’s control, and the impact of these risks, singularly or in the aggregate, may result in material adverse changes to the market price of the Common Shares and/or the Company’s business, financial conditions and results of operations.

Flow-Through Commitments

There are no assurances that the Company will be able to meet its expenditure requirements to comply with certain flow-through commitments in accordance with its contractual obligations. There is no guarantee that the Company’s spending on exploration and development will be considered as eligible flow-through expenditures by the Canada Revenue Agency. Although the Company believes it has and will take reasonable measures to ensure that expenditures claimed as flow-through eligible are correct, these expenditures may be audited and challenged by the tax authorities. Consequences of not meeting the flow- through commitments include, but are not limited to, the return of proceeds to investors, indemnification of investors and tax penalties.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although we undertake a number of procedures in order to help ensure the reliability of our financial reports, we cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s results of operations or cause it to fail to meet its reporting obligations. If the Company or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s financial statements and reduce the trading price of the Common Shares.

Dilution Risk

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or securities convertible into Common Shares. The constating documents of the Company will allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the directors of the Company, in many cases, without the approval of shareholders. The size of future issues of Common Shares or securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the price of the Common Shares cannot be predicted at this time. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective shareholders of the Company.

Canada’s Extractive Sector Transparency Measures Act

The Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by entities engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, including Indigenous groups. Reporting on payments to Canadian Indigenous groups commenced in 2018 for payments made in fiscal 2018. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and any other prescribed payment over $100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to $250,000 (which may be concurrent). The Company is in the process of assessing whether there are any reportable payments under ESTMA for the year ended December 31, 2024. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed resulting in a material adverse effect on the Company’s business, financial condition and results of operations.

Legal and Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, financial condition and results of operations. There are no current claims or litigation outstanding against the Company since the beginning of the year ended December 31, 2024.

Cyber Security

As the Company continues to increase its dependence on information technologies to conduct its operations, the risks associated with cyber security also increase. The Company relies on management information systems and computer control systems. Business and supply chain disruptions, plant and utility outages and information technology system and network disruptions due to cyber-attacks could seriously harm its operations and materially adversely affect its operational results. Cyber security risks include attacks on information technology and infrastructure by hackers, damage or loss of information due to viruses, the unintended disclosure of confidential information, including personal and private information held in Company records about employees and/or contractors & consultants, the issue or loss of control over computer control systems and breaches due to employee error. The Company’s exposure to cyber security risks includes exposure through third parties on whose systems it places significant reliance for the conduct of its business. The Company has implemented security procedures and measures in order to protect its systems and information from being vulnerable to cyber-attacks. The Company believes these measures and procedures are appropriate. However, it may not have the resources or technical sophistication to anticipate, prevent, or recover from rapidly evolving types of cyber-attacks. Compromises to its information and control systems could have severe financial and other business implications.

MINERAL PROPERTY – MOSS GOLD PROJECT

Please refer to the technical report titled “Technical Report and Updated Mineral Resource Estimate for the Moss Gold Project, Ontario, Canada” (the “Moss Gold Technical Report”), prepared by Michael Dufresne, M.Sc., P.Geol., P.Geo. and Warren Black, M.Sc., P.Geo., each a “qualified person” as defined under NI 43-101, dated March 20, 2024, with an effective date of January 31, 2024 and prepared for the Company, as filed on SEDAR+ at www.sedarplus.ca.

The bulk of the information in this section is derived from the Moss Gold Technical Report and supplemented by work completed by the Company subsequent to the Moss Gold Technical Report. The following summary as it relates to the Moss Gold Technical Report does not purport to be a complete summary of the Moss Gold Project and is subject to all the assumptions, qualifications and procedures set out in the Moss Gold Technical Report and is qualified in its entirety with reference to the full text of the Moss Gold Technical Report. Readers should read this summary in conjunction with the Moss Gold Technical Report, which can be reviewed in its entirety on SEDAR+ at www.sedarplus.ca.

Project Description, Location and Access

The Moss Gold Project is located approximately 100 km west of the city of Thunder Bay, Ontario, Canada and is accessed via Highway 11 (Trans-Canada Highway), which passes through the northern boundary of the Moss Gold Project. The small town of Atikokan is located 80 km to the west, on Highway 11. The city of Winnipeg, Manitoba, is accessible via the Trans-Canada Highway 500 km to the west. From Highway 11, the Project is accessible using Highway 802 and a gravel logging road network that runs south of Highway 11. Goldshore maintains an operational base at Kashabowie, including a core logging and sampling facility with offices and on-site accommodation for the exploration team.

The Moss Gold Project is located in the Thunder Bay South Mining Division and covers a total area of 19,708 hectares (ha) or 197.08 km2. The Moss Gold Project encompasses the Moss, Coldstream, Hamlin and Vanguard blocks and includes the Moss Gold Deposit and East Coldstream Gold Deposit. The entire Moss Gold Project area is controlled through 573 mining claims totalling 18,122 ha, two (2) mining leases totalling 216 ha, 48 patents totalling 836 ha, and five (5) Mining Licences of Occupation (“MLO”) totalling 534 ha. The mining claims and patents are held in the name of Moss Lake Project Inc., a subsidiary of Goldshore, and by Thunder Gold pursuant to the Thunder Gold Option Agreement (Vanguard Block claims).

The Moss Gold Project is located within UTM NAD83 Zone 15U and NTS sheets 52B/10 and 52B/07, and centred at UTM coordinates 5,379,100N and 668,860W. The Moss Gold Project overlaps with Moss and Ames Townships and the unsurveyed areas of Powell Lake, Nelson Lake, Burchell Lake and Crayfish Lake.

Most of the Moss Gold Project is located within the grounds of Crown Treaty 3 in the traditional territories of the Lac des Mille Lacs First Nation, Gakijiwanong Anishinaabe Nation (formerly Lac La Croix First Nation) and Métis Nations of Ontario. The Vanguard block and the majority of the Coldstream block, including the North Coldstream and East Coldstream deposits, are within the grounds of the Robinson-Superior Treaty, in the traditional territories of Fort William First Nation, Métis Nations of Ontario and Red Sky Métis Independent Nation. The Company has entered into exploration agreements with the Lac des Mille Lacs First Nation and Gakijiwanong Anishinaabe Nation.

The tenure over a claim lasts for two years and can be renewed by filing evidence of exploration expenditure with the Ministry of Northern Development and Mines in Ontario which meets the required minimum value for assessment credits. At the time of the Moss Gold Technical Report, this value is set at $200 for Boundary Cell claims and $400 for Single Cell mining claims. To keep the claims in good standing, an assessment report supporting the expenditure must be submitted by the expiry date. Approved credits can be distributed to contiguous mining claims to maintain those claims in good standing. Payment in lieu of work equivalent to the current year’s required assessment work may be made to maintain a claim in good standing for one year. Payment must be made on or before the due date of the claims.

A total of 48 Goldshore patents cover the Coldstream block. There are 45 patents with mining only legal rights and three patents with both mining and surface rights. The patents defined exclusively for mining purposes are inherited historical grants of surface and/or subsurface rights obtained from the former North Coldstream Mine. The area that defines a patent mining claim is determined by Ontario Parcel (PIN) data and maybe different from the claim outline defined in the available MLAS shapefiles.

Within the Coldstream block, certain areas underneath Burchell Lake are covered by MLOs, which allow for extraction of minerals located under waterbodies. There are five legacy licences inherited by Goldshore from the former North Coldstream Mine. Goldshore pays annual taxes to keep the MLOs in good standing.

Certain areas around Snodgrass Lake are covered by two mining leases, which allow for extraction of minerals and for related surface infrastructure to be established. These mining leases were inherited by Goldshore from the

Tandem Resources Ltd. and Storimin Exploration Ltd. joint venture and development of the Moss and QES deposits in the 1980s.

The Moss Gold Project is subject to royalty agreements summarized in section 4.3.2 of the Moss Gold Technical Report. Wesdome retained a 1.0% net smelter returns royalty on certain mineral claims as part of the Asset Purchase Agreement, subject to certain buyback rights.

Goldshore is not aware of any significant factors or risks that might affect access or title, or the right or ability to perform work on, the Moss Gold Project, including permitting and environmental liabilities to which the Moss Gold Project is subject.

History

Moss Claim Block

The Moss Gold Deposit, previously referred to as the Moss gold occurrence, was initially discovered in 1936. Limited work was completed up to the 1970s. The exploration was focused around Kawawiagamak (Fountain) Lake, where minor gold (Au), copper (Cu) and zinc (Zn) occurrences were found. Intensive exploration at Moss began in the 1970s when Falconbridge and later Camflo Mines revisited the historical showing at Snodgrass Lake. Infill drilling and underground development occurred under the Tandem Resources and Storimin joint venture throughout the 1980s with the objective to define the Main Zone along strike and down-dip from the original showing. In 1990, Noranda discovered the QES Zone while drill testing the east-northeast extension of the Main Zone. At that time, the adjacent ground surrounding the Moss Deposit to the east, south and west, including parts of the QES Zone, was held by the Tamavack/International Maple JV. The JV completed numerous drill programs and thorough grid-based geochemical, geological, and geophysical exploration on their property. At the same time, Inco/Canico mapped and drilled the Span Lake gold prospect. Exploration slowed dramatically in the 1990s due to unfavourable market conditions. From the mid-1990s onwards, Moss Lake Resources acquired both JV claim blocks and gradually intensified their exploration programs until they were acquired by Wesdome in 2014. Span Lake became part of Alto and later Foundation’s Coldstream claim block and was explored by those companies until the Wesdome acquisition.

Coldstream Claim Block

The Northern Coldstream occurrence was first discovered in the late 1870s. Records of mapping and prospecting for the area until early 20th century are limited. The deposit saw four periods of production, first as the Tip-Top Mine 1900-1908, two minor periods of production in the 1920s alongside underground development, and the most productive period under Noranda 1957-1967. Limited activity occurred at North Coldstream after the last production phase. Gold-focused exploration in the area increased in the 1980s, during which period Noranda Lacana discovered the Goldie occurrence and the East Coldstream (Osmani) Deposit. Lacana along with Freeport also discovered the Iris prospect around this time. Exploration efforts at East Coldstream dwindled in the 1990s. Throughout the 1980s exploration west of Burchell Lake was largely conducted by various prospectors who discovered numerous occurrences of gold mineralization. At East Coldstream extensive geophysical and prospecting programs were completed by Alto Ventures and Foundation Resources in the late 2000s. Wesdome acquired the former Foundation property from Canoe Mining in 2016.

Hamlin Claim Block

The Hamlin Cu-molybdenum (Mo)-Au occurrence was discovered in the 1950s by prospector Ray Smith. During this period Noranda and Macleod-Cockshutt were conducting localized targeted exploration in the area focussed on geophysical anomalies. In the 1970s, Falconbridge explored a minor ultramafic belt east of Hamlin. During the 1980s, various companies completed exploration concentrated on gold targets in the western part of the claim block. Exploration included geochemical sampling, geophysical surveying and drilling. Most of these work programs targeted gold occurrences outside the current Moss Gold Project, particularly in the Pearce Lake area. The Deaty Creek gold prospect was discovered and explored by Noranda in the early 1990s. Intensive exploration, incorporating modern geophysics and geochemistry, commenced in the mid-2000s, initially focusing on gold targets towards the west. The Hamlin occurrence attracted increased attention in the late 2000s, including an option agreement with Xstrata based on the recognition of its IOCG affinity potential.

Vanguard Claim Block

The Vanguard West and East prospects were discovered in the 1920s. Limited documentation of early exploration is available apart from historical assessment reports. Records of the drill programs conducted in the 1940s-1950s indicate the drilling was completed with enough density to allow for the calculation of historical resource estimates. The Copper Island occurrence was drilled during this time. During the 1980s, the western segment of this claim block was situated within the Lacana/Freeport (later acquired by Newmont) Iris property. The primary targets included sodium-depleted footprints within the volcanic sequence utilized as VMS proxies, along with a stratigraphically interpreted “Storimin Horizon” identified as a potential strike extension of the Moss Gold Deposit. The Ontario Geological Survey (OGS) provided detailed maps of the original Vanguard-stripped areas. In the early 2000s, modern exploration by several companies included geophysical surveying, geochemical sampling and drilling which led to the discovery of new gold occurrences.

Historical Estimates & Previous Technical Reports

The Moss Gold Deposit and East Coldstream Gold Deposit are both subject historical estimates dating back to 1988 and 2011, respectively. Goldshore has prepared two previous mineral resource estimates for the Moss Gold Project in 2022 and 2023. Previous technical reports prepared by Goldshore include:

•	“Technical Report on the Moss Lake Project, Ontario, Canada Report for NI 43-101” prepared by SLR Consulting (Canada) Ltd. and dated April 6, 2021, with an effective date of April 6, 2021.

•	“NI 43-101 Technical Report Mineral Resource Estimate for the Moss Lake Project, Ontario, Canada” prepared by CSA Global Consultants Canada Limited and dated December 12, 2022 with an effective date of December 9, 2022.

•	“NI 43-101 Technical Report Mineral Resource Estimate for the Moss Gold and East Coldstream Deposits, Ontario, Canada” prepared by CSA Global Consultants Canada Limited and dated June 19, 2023 (amended July 12, 2023) with an effective date of May 5, 2023.

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Moss Gold Project lies in the Archean Wawa Abitibi Terrane (Subprovince) of the Superior Province specifically in the western portion of the Shebandowan Greenstone Belt (SGB). The SGB comprises three supracrustal assemblages: Greenwater-Burchell, Kashabowie and Shebandowan, indicating a tectonic history as an island arc terrane accreted onto the Wabigoon Subprovince. Geological units are metamorphosed to greenschist facies and tend towards amphibolite facies in proximity to the larger plutons. The northwest extent of the Moss Gold Project area lies within the Archean Quetico Subprovince. Geological units are greywackes with minor mafic intermediate intrusions metamorphosed to greenschist facies. The contact between the Wawa Subprovince and Quetico Subprovince is defined by the Postans Fault – a major regional-scale fault that is represented by a significant topographic low.

The majority of the Moss Block is underlain by the Central Felsic Belt (CFB), part of the Kashabowie Assemblage. The CFB is comprised of andesitic, dacitic and rhyolitic flows, tuffs, lapilli tuffs and fragmental units, and minor chemical sediments in the form of iron formations. The CFB is flanked to the northwest and southeast by Northern and Southern Mafic Belts (NMB and SMB), respectively, which are also partly included in the Moss Block.

The Coldstream Block is underlain by Quetico greywackes in fault contact with the NMB. The NMB comprises narrow iron formations and coarse clastic interflow sediments and is bifurcated by the Snodgrass Lake Fault. To the east, the NMB has an intricate, possibly unconformable, contact with CFB units like those in the Moss Block.

The Hamlin Block is underlain by highly ductile-deformed, hematized intermediate-tofelsic volcanic units including shoshonite and possible immature volcanogenic clastic sediments, suggesting an affiliation to the Kashabowie Assemblage. To the west, the claim group overlies an intricate mix of mafic and intermediate-felsic volcanics with presumed unconformable contacts. Shear zones are evident in topography, and magnetic data broadly follows the same two shear fabrics as seen in the CFB in the Moss Block.

The geology of the Vanguard block closely resembles that of the eastern half of the Coldstream Block. It is dominated by mafic-ultramafic volcanics and a sill complex of the SMB with minor diorite and feldspar porphyry sills.

Mineralization

The Moss Gold Deposit is primarily hosted by diorite bodies intersected by anastomosing shear zones. The deposit is divided into three main zones: the Main Zone and the QES Zone, where most of the mineralization is concentrated, and the lesser explored Southwest (SW) Zone. Historical drilling has identified additional shears to the northeast toward Span. The three main zones cover a strike length of approximately 3.5 km, though the entire zone extends over 6 km. The zones are up to 700 meters wide, although parallel zones occur outside of this.

Mineralization is strongly correlated with dozens of parallel, anastamozing shear zones and occurs in small-scale veinlets, breccias, stockworks and shears. Alteration is extensive throughout the deposit. Zones of more intense shearing and veining with associated intense alteration, particularly near or within discreet shear zones, are generally associated with higher gold grades. Mineralization is believed to have developed during and after intense ductile deformation, with two tectonic-hydrothermal events identified. The deposition of sulphides, mainly pyrite, occurred in shears and veinlets within and outside shear zones, exhibiting different fabric orientations. In addition to pyrite, chalcopyrite and rare tellurides are present, with the latter showing a spatial correlation with high-grade gold.

The East Coldstream Gold Deposit is located approximately 13 km northeast of the Moss Gold Deposit. The East Coldstream Deposit is structurally controlled with higher grade gold mineralization occurring in northeast tending shear zones and lower-grade gold mineralization associated with more brittle-style veining in the felsic to intermediate metavolcanic rocks, gabbros, and porphyries between the primary shear zones.

The East Coldstream Deposit is divided into the North and South Zones, which have a true width of up to 60 m at the Deposit's core and a strike length of 2.1 km. Mineralization occurs in sheared mafic to intermediate volcanic units near quartz and quartz-feldspar porphyry sills and distinctive brick-red syenites, potentially indicating a braided shear network on a scale of approximately 10 m. Pyrite disseminations, accompanied by lesser amounts of chalcopyrite, can be observed throughout silica hematite-altered shear zones.

Deposit Type

The styles of mineralization at the various deposits present on the Moss Gold Project discovered to date are considered to fall into three main categories; Greenstone /Orogenic deposits, Iron Oxide Copper-Gold (IOCG) deposits and Volcanic-Associated Massive Sulphide (VMS) deposits.

Exploration

Extensive historical exploration and drilling had been completed at the Moss Gold Project. Since acquiring the Moss Gold Project in 2021, Goldshore has completed geophysical surveys, geochemical surveys, and geological mapping on the property along with extensive drilling and related studies.

In 2021, an airborne geophysical survey was conducted over the Moss, Coldstream, and Hamlin blocks covering 2,149 line-km. This survey covered the entire Moss Gold Project at the time and consisted of total magnetic intensity (TMI) and versatile time domain electromagnetic (VTEM) surveys. These surveys were conducted between May and June 2021. The geophysical survey was extended in 2022 after the acquisition of the Vanguard block. The extension was completed September 2022, with 396 line-km flown over the Vanguard block and 106 line-km over additionally acquired cell claims in the Hamlin block.

An extensive sampling program commenced in 2022, targeting geophysical anomalies. The sampling program consisted of soil sampling, vegetation sampling, rock sampling, and geological mapping.

A total of 2,504 ionic leach soil samples were collected on five grids, of which 150 were field duplicates. Parallel sample sets are collected at each point; a fixed depth augered sample for ionic leach assay and a “conventional” humus sample. The humus samples are yet to be assayed and have been archived at the Goldshore field office. Vegetation samples were collected along with the soil sampling on some of the grids. A total of 353 alder twig samples were collected.

A total of 1,828 rock samples, including 50 quality assurance – quality control (QA/QC) samples, were collected across the Moss Gold Project. Samples were taken to follow up on areas of note from compiled historical data, improve mapping and geochemical data coverage in priority areas, and provide basic coverage in thinly explored areas. Detailed mapping and channel sampling was conducted around anomalous high assays or first-pass interpretation soil samples as assays were received. Field samples were described in detail at the Goldshore site office in addition to field investigation. Mapping and geochemical data were used to refine the property geology map and, alongside a compilation of historic data, were used to map zones of alteration.

The historical drillhole database for the Moss Gold Project consists of 2,060 drillholes (278,273 m of drilling) dating back to 1942 for the Coldstream, Moss, and Hamlin blocks. Detailed compilation and validation of historical drilling in the Vanguard block is still ongoing by Goldshore.

Drilling

Between August 1, 2021, and January 20, 2023, Goldshore completed a total of 144 drillholes totaling 78,657.05 m of core drilling on the Moss Gold Project on the Moss and Coldstream claim blocks. No drilling has yet been conducted by Goldshore on the Hamlin or Vanguard blocks. A total of 68,732.3 m in 122 diamond drillholes was completed at the Moss Gold Deposit, mostly targeting the Main and QES zones. A total of 5,470 m was drilled using HQ-size core diameter and the remainder of the drillholes were completed using NQ-size core diameter. All assay results have been received for drilling conducted by Goldshore. Goldshore has also completed a total of 9,924.75 m in 22 core holes on the East Coldstream Gold Deposit during 2022.

Moss Claim Block

Between August 2021 and January 2023, 68,732.30 m (122 drillholes) of diamond drilling were completed within the Moss Block of the Moss Gold Project targeting the Moss Main, QES, and Southwest zones. Drillholes were designed to verify historical drilling data and expand areas of known gold mineralization for the purpose of mineral resource estimation.

Moss Main Zone drilling consisted of 38,551.4 m (69 drillholes). Historical drilling had a variable density with drill centres as close as 10 m in some shallower sections of the zone and as distant as 100 m in some of the deeper sections. The location of the mineralized zone in relation to Snodgrass Lake results in the top of the Main Zone mineralized zone only being accessible via drilling from ice platforms in winter.

A total of four HQ diameter drillholes completed by Goldshore were direct twins of historical drillholes with the purpose of verifying the historical database results for the Main Zone and assessing the increased sample size with larger diameter core on the gold grade. The remaining 65 holes were drilled within and below the main envelope of known mineralization and included four holes drilled from on top of the frozen lake in winter.

Southwest Zone drilling consisted of 13,767.25 m in 28 holes. Historical drilling in the area was focused on the western side of the zone on a loosely space 60 m × 100 m grid. No twin holes were conducted in the Southwest Zone. The Goldshore drilling comprised four irregularly spaced initial exploration holes, 14 holes on a 80 m × 30 m grid on the eastern portion of the zone and eight holes in a 80 m × 60 m grid on the western portion.

QES Zone drilling consisted of 16,413.65 m in 25 holes. Historical drilling in the area provides a grid of 60 m × 60 m coverage above the 250RL but is significantly coarser below this level. The Goldshore campaign drilling consisted of one hole as a direct twin of a historical hole, drilled in HQ with the purpose of verifying the validity of the historical work, and assessing the potential impact on grade of increased sample size. The remaining 24 holes were drilled within and below the historically defined zone of mineralization. All core was sampled, and all results have been received.

Coldstream Claim Block

Between May and July, 2022, 9,929.00 m (22 drillholes) of drilling was completed within the Coldstream Block of the Moss Gold Project targeting the East Coldstream and North Coldstream targets. Drillholes were designed to verify historical drilling data and expand areas of known gold mineralization. All drillhole collars were either surveyed using differential GPS survey equipment or handheld GPS and are reported in UTM NAD83 Zone 16 coordinate system.

North Coldstream drilling consisted of 1,955.25 m (six drillholes) and had the dual purpose of testing the potential for cobalt and gold mineralization within, and at the periphery of the historical North Coldstream Mine. Results have been received.

East Coldstream drilling consisted of 7,973.75 m (16 drillholes) designed to verify the historical drilling data, and test for extensions to the mineralized zone both along strike and down dip. All core has been sampled by Goldshore and all results have been received.

Summary and QA/QC

All drillholes were planned by Goldshore geologists. All drillholes were downhole surveyed using a Reflex Sprint IQ gyro-based survey tool. Samples were collected along marked intervals and consisted of sawn half core. Samples were submitted to ALS Global (ALS) in Thunder Bay for geochemical analysis. Quality assurance and quality control (QA/QC) included the insertion of certified reference materials (CRM), blanks, and duplicates by Goldshore geologists. The QA/QC programs at Goldshore have shown excellent results, especially with CRMs, blanks, and pulp duplicates. However, a minor concern is observed with the field duplicates at the Moss Gold Deposit, which has exhibited more variance in gold values than expected. This variance is attributed to the inherent “nuggety” nature of gold at the Moss Gold Project.

The QP authors are not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the Goldshore drilling results up to the effective date of the Moss Gold Technical Report and used in the current mineral resource estimate for the Moss Gold Project.

Sampling, Analysis and Data Verification Moss Claim Block

From 2021 to 2023, Goldshore completed a total of 122 diamond drillholes within the Moss claim block. Core was transported to the Goldshore logging facility in Kashabowie, ON for geological review and sampling. Logging personnel identified the intervals to be sampled, which were marked directly on the core with grease pen and assigned a unique sample number. Sample lengths were allowed to vary from 0.3 to 2.0 m. Core cutting primarily took place at the logging facility; however, overflow core was sent to DP Diamond Blades and Core Cutting Services in Thunder Bay, ON. Both facilities operated under the same procedures: technicians cut the core in half longitudinally, approximately 2 cm clockwise (when looking downhole) from the orientation line. The righthand side of the core (when looking downhole) was then placed into a labelled sample bag and sealed, and the lefthand side of the core was returned to the core box in its original position and orientation.

During the 2021 to 2023 drilling campaigns carried out by Goldshore on the Moss claim block, samples were sent to the independent laboratory ALS Global (“ALS”) in Thunder Bay, ON for preparation. Samples were crushed to 70% passing a 2 mm sieve and a 1,000 g riffle split subsample was pulverized to a further 85% passing a 75 μm sieve before being sent to ALS in Vancouver, BC for gold and multi-element analysis.

All samples underwent gold analysis by fire assay with an AAS finish and multielement analysis by four acid digestion and ICP-MS finish. Those samples that returned gold values greater than 10.0 g/t were subject to re-assay by fire assay with a gravimetric finish.

At the time, ALS was accredited by the SCC for specific tests listed in its Scope of Accreditation No. 579. This accreditation is based on ISO 17025:2005 international standards and involves extensive site audits and performance evaluations.

From 2021 to 2023, Goldshore submitted a total of 78,104 samples for assay from drilling activities within the Moss Lake Project, including 7,801 QA/QC samples. Of the 7,801 QA/QC samples, 3,888 were certified standards (CRMs), 1,595 were certified coarse blanks, and 2,318 were field duplicates. The laboratory performed an additional 352 preparation (coarse) duplicates and 2,930 pulp duplicates.

The QA/QC program was actively monitored by Orix Geoscience Inc. (“Orix”) on behalf of Goldshore, with batches of samples regularly undergoing re-analysis in the event of any QA/QC failures. Comprehensive reports written by Orix are available, which describe the methodology employed and the program results. Orix considered failure on blanks as 10 times the background value and failure of CRMs if the value was greater than three standard deviations outside the accepted mean. It was concluded that standards and blanks typically fell within acceptable ranges; however, duplicates (particularly field duplicates) generally had low repeatability, likely because of the inherent “nuggety” nature of the gold deposit.

Coldstream Claim Block

In 2022, Goldshore completed a total of 16 diamond drillholes at the East Coldstream prospect and a total of 6 diamond drillholes at the North Coldstream prospect, both within the Coldstream claim block. Sample collection, preparation and security protocols were identical to those employed by Goldshore at the Moss claim block.

In 2022, Goldshore submitted a total of 9,605 samples for assay from drilling activities within the Coldstream claim block, including 957 QA/QC samples. Of the 957 QA/QC samples, 469 were certified standards, 196 were certified coarse blanks, and 292 were quarter-core field duplicates. The laboratory performed an additional 70 preparation (coarse) duplicates and 350 pulp duplicates.

The QA/QC program was actively monitored by Orix on behalf of Goldshore, with batches of samples regularly undergoing re-analysis in the event of any QA/QC failures. A comprehensive report written by Orix is available, which describes the methodologies employed and the program results. It was concluded that standards and blanks typically fell within acceptable ranges; however, duplicates (particularly field duplicates) generally had low repeatability, likely because of the inherent “nuggety” nature of the gold deposit.

Data Verification

Goldshore provided APEX Geoscience Ltd. (“APEX”) with several drillhole datasets including historical and modern drilling data from both the Moss and Coldstream claim blocks. In addition, various technical reports, historical mineral resource estimations, laboratory certificates and Microsoft Excel files were supplied to assist with the data review process.

Early studies compared historical assays to modern assays to determine whether the historical drilling, sampling, or lab assay techniques caused a bias toward higher grades, which was inconclusive. The early studies Goldshore performed and CSA reviewed could not account for other valid differences in the assay distributions.

APEX personnel reviewed the twin-hole drilling data and study completed by Goldshore and the resulting conclusions. The qualified person author, Mr. Dufresne, agrees with the previous conclusions and believes the twin-hole study results are inconclusive. In Mr. Dufresne’s opinion, the limited number of twin holes drilled, the uncertainty of the locations of the historical samples due to both downhole deviation and the use of less accurate downhole survey technology in the past led to too many variables for the study to conclusively account for.

APEX personnel reviewed the resampling program completed by Goldshore and the resulting analyses. Mr. Dufresne agrees with the previous conclusions and believes that the resampling study results are inconclusive. Mr. Dufresne believes that the difference in sample volume will lead to increased variance between historic and resample data and that insufficient samples were re-assayed to account for the difference conclusively. The Q-Q comparison of all resampled intervals showed similar overall distributions but is still inconclusive based on the limited dataset.

Mr. Dufresne believes the APEX EDA and Spatial Paring Analysis results demonstrate that the historical drilling utilized selective sampling targeting the higher-grade shear zones which accounts for some of the comparative differences between historical and the modern drilling assay datasets. When the distributions were paired to similar geological contexts, the historical versus modern assay distributions appear to be similar and show no clear indication of bias in the historical drill data caused by drilling, sampling or assay laboratory techniques.

In the opinion of the qualified person, Mr. Dufresne, the Moss Gold Project exploration drillhole data are free of any material or systematic assay errors. No significant issues or inconsistencies were discovered that would cause one to question the validity of the exploration data and the qualified person deems the data suitable for the mineral resource estimate.

Mineral Processing and Metallurgical Testing

Two recent metallurgical testing programs were completed for the Moss Gold Project in 2022 and 2023. The 2022 testing was completed by ALS Metallurgy Kamloops, BC. The 2023 testing was completed by Base Metallurgy Ltd. Kamloops, BC.

In 2022, a program was completed on a series of samples. A total of 22 samples were tested that were representative of 20 possible geological domains. The scope of work included leach cyanidation bottle roll testing at a grind size k80 of 106 μm at 40 percent by weight solids, pH 11, and maintaining a sodium cyanide concentration of 0.5 g/L NaCN for 48 hours. Oxygen was sparged into the bottle headspace prior to each leaching stage.

The average leach extraction of 83% Au is close to the limit typically considered the definition of free milling of 80%. A minor trend was observed between Au extraction trending with tellurium (Te).

This work was conducted to ascertain the number of geometallurgical domains for future, more detailed, test work. The results indicated the presence of essentially two domains defined as low-grade and high-grade gold domains reflecting the amount of sulphide and degree of shearing intensity

The 2023 metallurgical testing program included sample composite definition based on their position in the Moss Gold Deposit and gold grade.

The scope of work included sample characterization including assaying, screened metallics assaying and bulk mineralogy with QEMSCAN; comminution testing; extended gravity gold testing; flotation; leach testing; cyanide detoxification; and solids liquids separation testing.

The 2023 metallurgical samples were selected based on current geological modeling and interpretations of the Moss Gold Project.

Sample assays completed to date have not identified deleterious elements which may affect doré bullion quality.

A preferred flowsheet has not been determined. Recoveries for whole ore leach and flotation leach are provided as a result. Estimated recoveries, including typical plant soluble and carbon losses are:

For the Main/QES Deposit:

•	Whole ore leach = 82% Au

•	Flotation/leach = 92%

For the East Coldstream deposit:

•	Whole ore leach = 88% Au

•	Flotation/leach = 96.5%

Mineral Resource Estimate

The mineral resource estimate is based upon historical drilling and drilling conducted on the Moss Gold and East Coldstream Gold Deposits between 2021 and 2023.

Mineral resource modelling was conducted in the UTM coordinate system relative to the North American Datum (NAD) 1983 Zone 15N (EPSG:3159). The mineral resource utilized a block model with a size of 3 m (X) by 3 m (Y) by 3 m (Z) to honour the mineralization wireframes for estimation, which was re-blocked to a selective mining unit (SMU) block size of 9 m (X) by 9 m (Y) by 9 m (Z) for open pit optimization. Gold (Au) grades were estimated for each block using ordinary kriging with locally varying anisotropy (LVA) to ensure grade continuity in various directions is reproduced in the block model. The mineral resource estimate is reported as undiluted.

The reported undiluted open-pit resources utilize a cutoff of 0.35 grams per tonne (g/t) Au. The resource block model underwent several pit optimization scenarios using Deswik’s Pseudoflow pit optimization. The resulting selected pit shell is used to constrain the reported open-pit resources.

The reported underground mineral resource estimate is constrained within mining shapes, assuming a shrinkage stope mining method and a grade cutoff of 2.0 g/t Au. The mining shapes were manually constructed, constraining continuous material above the gold cutoff that met the minimum thickness and volume requirements.

The qualified person authors are not aware of any other significant material risks to the mineral resource estimate other than the risks that are inherent to mineral exploration and development in general. The qualified person authors of the Moss Gold Technical Report are not aware of any specific environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that might materially affect the results of this mineral resource estimate, and there appears to be no apparent impediments to developing the mineral resource at the Moss Gold Project.

Table 1.1 presents the complete 2024 Moss Gold Project mineral resource statement including open pit and underground resources. The mineral resource statement has an effective date of January 31, 2024.

Table 1.1. 2024 Moss Gold Project Mineral Resource Estimate (1-13).

		Indicated			Inferred
	Cutoff (g/t Au)	Tonnes (Mt)	Grade (g/t Au)	Metal (Koz Au)	Tonnes (Mt)	Grade (g/t Au)	Metal (Koz Au)
Moss
Open Pit
Core Shears	0.35	19.95	1.39	893	56.32	1.39	2,525
Marginal Shears	0.35	11.35	0.92	335	70.31	0.81	1,836
Intrusion	0.35	–	–	–	10.21	0.62	202
Subtotal		31.30	1.22	1,228	136.84	1.04	4,563
Underground	2.0	–	–	–	3.22	3.43	355
Moss Total	0.35/2.0	31.30	1.22	1,228	140.07	1.09	4,919
East Coldstream
Open Pit	0.35	7.67	1.25	307	5.36	1.15	198
Underground	2.0	–	–	–	0.82	3.10	82
E Coldstream Total	0.35/2.0	7.67	1.25	307	6.18	1.41	280
Combined Moss and East Coldstream
Open Pit and Underground	0.35/2.0	38.96	1.23	1,535	146.24	1.11	5,198

Notes:

1.	The mineral resources were estimated and classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 29, 2019, and the CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10, 2014.

2.	Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo. and Mr. Warren Black, M.Sc., P.Geo. both of APEX and qualified persons as defined by NI 43-101, are responsible for completing the updated mineral resource estimation, effective January 31, 2024.

3.	Mineral resources that are not mineral reserves have no demonstrated economic viability. No mineral reserves have been calculated for the Moss Gold Project. There is no guarantee that any part of the mineral resources discussed herein will be converted to a mineral reserve in the future.

4.	The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, market, or other relevant factors.

5.	The quantity and grade of reported inferred mineral resources is uncertain, and there has not been sufficient work to define the inferred mineral resource as an indicated or measured mineral resource. It is reasonably expected that most of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

6.	The historical underground voids from mining in any of the deposit areas have been removed.

7.	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding. Resources are presented as undiluted and in situ.

8.	Tonnage estimates are based on individually measured and calculated bulk densities for geological units ranging from 2.68 to 2.89 g/cm3. Overburden density is set at 1.8 g/cm3.

9.	Metal prices are US$1,850/oz Au (revenue factor of 1) and a recovery of 90% for Moss and 95% for East Coldstream.

10.	Open-pit resource economic assumptions are mining at US$2.25/waste tonne, $3.00/ore tonne, flotation-leaching processing costs of US$9.50 per tonne, and mine-site administration costs of US$2.10 per tonne processed.

11.	Open-pit resources comprise blocks constrained by the pit shell resulting from the pseudoflow optimization using the open-pit economic assumptions and 50° pit slopes.

12.	Underground resource economic assumptions are US$75/tonne for mining mineralized and waste material and US$9.50/tonne for processing. The underground resource mining assumptions are open pit stope mining method with a minimum mining width of 1.5m and a minimum stope volume equal to stope dimensions of 1.5m x 10m x 20m.

13.	The underground material below the open pit was manually constrained to continuous material above the gold cutoff (2.0 g/t) that met the minimum thickness and volume requirements. Resources not meeting these size criteria are included if they maintain a grade above the cutoff once diluted to the required size.

Exploration, Development and Production

Goldshore continues to the advance of the Moss Gold Project including a current 15,000 meter diamond drill program targeting resource expansion in the top 200 meters from surface within the conceptual open pit defined by the current mineral resource estimate; as well as a discovery focused exploration program to define robust drill targets along 23 kilometers or prospective structural corridors in the area of the Moss Gold Project, which will include a (i) sonic drill program that will sample the top of bedrock over the prospective structural corridors on 50 to 100 meter centers along 400 and 800 meter spaced lines to define areas of gold mineralization. The program will consist of up to 200 drill holes along the Moss Gold Project extensions and 12 kilometer long Kawa trend; and (ii) a geophysical program that will consist of a 40 line-kilometer pole-dipole survey over the Moss Gold Project and a 235 line-kilometer gradient array survey with select IP pole-dipole lines planned across the 23 kilometers of prospective structural corridors. The Company anticipates that these surveys will allow the Company to obtain the resistivity and chargeability signature of the Moss Gold Project, which has never been the subject to modern ground based geophysical surveys, and to look for similar geophysical responses in the 23 kilometers of prospective structural corridors.

The Company has also engaged G-Mining Services Inc. to deliver a preliminary economic assessment for the Moss Gold Project, with the goal of developing an optimized and staged mine plan, infrastructure layout and to advance the Moss Gold Project to a project description that will provide clarity on the scope of permitted work required. Separately, the Company has retained the services of One-eighty Consulting Group Ltd. to develop a comprehensive regulatory strategy aimed at facilitating a streamlined path to development of the Moss Gold Project.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, for any of the three most recently completed financial years or its current financial year, declared or paid any dividends on our Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, the Company anticipates that it will not pay dividends but will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future will depend on the Company’s earnings, if any, the Company’s financial condition, and such other factors as the Company’s directors consider appropriate.

CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of the date of this AIF, 352,800,292 Common Shares were issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights.

Warrants

As of the date of this AIF, 1,517,286 warrants to purchase Common Shares (the “Warrants”) were outstanding. Of these Warrants, 509,286 Warrants are exercisable into one Common Share at an exercise price of $0.25 per Common Share, on or before May 16, 2025, and 1,008,000 Warrants are exercisable into one Common Share at an exercise price of $0.13 per Common Share, on or before November 17, 2026.

Compensation Options and Warrants

As of the date of this AIF, 1,627,565 compensation options and warrants to purchase Common Shares (the “Compensation Options”) were outstanding. These Compensation Options are exercisable into one Common Share at an exercise price of $0.475 per Common Share, on or before October 29, 2026.

Options

As of the date of this AIF, 24,431,833 options to purchase Common Shares (the “Options”) were outstanding under the Company’s omnibus equity incentive plan (the “Plan”). Each Option is exercisable into one Common Share. The outstanding Options have a weighted average exercise price of $0.398.

RSUs

As of the date of this AIF, 6,487,500 restricted share units (“RSUs”) were outstanding under the Plan. On settlement, each RSU entitles the holder thereof to one Common Share.

MARKET FOR SECURITIES

The Common Shares are listed for trading on the TSXV under the symbol “GSHR” and on the OTCQB under the symbol “GSHRF”. The following table sets forth the high and low trading prices and trading volume of the Common Shares for each month in the Company’s most recently completed financial period ended December 31, 2024 and as at the date of this AIF as reported by the TSXV for the periods indicated.

Period	High ($)	Low ($)	Monthly Trading Volume
April 1 – 28, 2025	0.375	0.260	34,051,494
March 2025	0.345	0.260	18,342,607
February 2025	0.350	0.255	14,241,737
January 2025	0.310	0.250	8,070,100
December 2024	0.300	0.230	9,016,879
November 2024	0.375	0.230	11,590,495
October 2024	0.390	0.320	15,236,233
September 2024	0.395	0.255	25,232,400
August 2024	0.350	0.255	11,283,734
July 2024	0.31	0.25	12,477,072
June 2024	0.275	0.225	9,476,896
May 2024	0.275	0.16	18,388,806
April 2024	0.22	0.145	10,380,460
March 2024	0.16	0.09	13,288,606
February 2024	0.145	0.085	8,871,642
January 2024	0.115	0.085	6,705,441

PRIOR SALES

The Company issued the following securities, which are not listed or quoted on a marketplace, during the Company’s most recently completed financial period ended December 31, 2024:

Date of Issuance	Type of Securities Issued	Number of Securities	Exercise Price per Security
April 08, 2024(1)	Common Shares	500,000	$0.13
April 30, 2024(2)	Common Shares	1,290,472	$0.145
May 28, 2024(3)	Options	2,250,000	$0.225
May 28, 2024(4)	RSUs	600,000	N/A
June 28, 2024(1)	Common Shares	3,800,000	$0.13
July 12, 2024(1)	Common Shares	300,000	$0.13
July 17, 2024(1)	Common Shares	50,000	$0.25
July 22, 2024(1)	Common Shares	2,850,000	$0.13
July 26, 2024(5)	Common Shares	400,000	$0.275
July 26, 2024(1)	Common Shares	18,650,000	$0.13
July 29, 2024(1)	Common Shares	11,400,000	$0.13
July 29, 2024(4)	RSUs	3,000,000	N/A
August 27, 2024(1)	Common Shares	500,000	$0.25
September 17, 2024(1)	Common Shares	75,000	$0.25
September 20, 2024(1)	Common Shares	400,000	$0.25
September 24, 2024(1)	Common Shares	726,816	$0.17
September 25, 2024(1)	Common Shares	150,000	$0.25
October 02, 2024(1)	Common Shares	50,000	$0.25
October 02, 2024(1)	Common Shares	847,450	$0.25
October 03, 2024(1)	Common Shares	750,000	$0.25
October 07, 2024(1)	Common Shares	100,000	$0.25
October 29, 2024(6)	Compensation Options	1,627,565	$0.475

Date of Issuance	Type of Securities Issued	Number of Securities	Exercise Price per Security
October 31, 2024(1)	Common Shares	250,000	$0.25
November 05, 2024(1)	Common Shares	50,000	$0.25
November 06, 2024(1)	Common Shares	259,577	$0.17
November 26, 2024(2)	Common Shares	2,887,500	$0.095
November 28, 2024(3)	Options	6,950,000	$0.38
November 28, 2024(4)	RSUs	2,637,500	N/A
December 20, 2024(2)	Common Shares	1,194,552	$0.25
December 23, 2024(2)	Common Shares	458,803	$0.24

Notes:

1.	Issued in connection with an exercise of warrants.

2.	Issued in connection with the vesting of RSUs.

3.	Issued to certain eligible participants under the Plan. Each option is exercisable into one Common Share expiring five (5) years following the date of grant and vest at 1/3 six (6) months after issuance, 1/3 eighteen (18) months after issuance, and 1/3 thirty (30) months after issuance.

4.	Issued to certain eligible participants under the Plan; Each RSU is exercisable into one Common Share and will vest one (1) year following the date of grant.

5.	Issued in connection with the Thunder Gold Option Agreement.

6.	Issued in connection with the October 2024 Offering, each compensation option entitles the holder thereof to purchase one Common Share at an exercise price of $0.475 until October 29, 2026.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON

TRANSFER

To the knowledge of the directors and officers of the Company, no securities of the Company are subject to escrow or a contractual restriction on transfer as of the date of this AIF.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation, and Security Holding

The following table sets out the name, province or state, and country of residence of each current director and executive officer of the Company, their respective positions held with the Company, their respective principal occupations during the preceding five years and their date of appointment.

Name and Location of Residence	Position or Office	Principal Occupation During Past 5 Years	Director and/or Officer Since(1)
Michael Henrichsen British Columbia, Canada	President, CEO and Director	Chief Geological Officer at Torq Resources Inc. (2020 – 2024) Technical Lead – Fury Gold Mines Limited (formerly Auryn Resources Inc.) (2015 – 2020)	May 1, 2024
Erica Borgstrom, British Columbia, Canada	CFO & Corporate Secretary	Corporate Controller at Chord Energy (formerly Enerplus Corporation (“Enerplus”)) (2024 – 2025) Lead, Treasury & Special Projects at Enerplus (2021 – 2023) Manager, Financial Reporting at Enerplus (2018 – 2021)	February 1, 2025
Peter Flindell Thunder Bay, Ontario	Vice President of Exploration	Head of Exploration, Banro Corporation (2018 – 2020)	May 31, 2021
Sam Gibson London, United Kingdom	Vice President of Corporate Development	Director and Head of Mining Sales at National Bank Financial (2021 – 2023)	December 2, 2024
Brett A. Richards(4) Nassau, Bahamas	Director	President & CEO of the Company (2021 – 2024) Former CEO and Chairman of Banro Corporation (2018 – 2021)	May 31, 2021
Galen McNamara(4) British Columbia, Canada	Director	CEO and Director of Summa Silver Corp. CEO and Director of Aero Energy Limited (formerly Angold Resources Ltd.)	May 31, 2021
Joanna Pearson(2)(3) British Columbia, Canada	Director	Former Executive VP and Chief Financial Officer of Endeavour Mining plc. (2020 – 2023) Former Audit Partner at Deloitte LLP (2003 – 2020)	May 31, 2021
Shawn Khunkhun(2)(3) British Columbia, Canada	Director	CEO, President and Director of Dolly Varden Silver CEO and President of StrikePoint Gold Inc.	May 31, 2021
Kyle Hickey(2)(3)(5) British Columbia, Canada	Director	Managing Director of SAF Group President & Co-Founder of Low Carbon Royalties	November 16, 2023
David Stone Arizona, United States	Director	President of MineFill Services Inc.	November 28, 2024

Notes:

1.	Each director will hold office until the next annual general meeting of the Company unless his or her office is earlier vacated in accordance with the provisions of the BCBCA or the articles of the Company.

2.	Member of the Audit Committee.

3.	Member of the Compensation, Nominations and Governance Committee.

4.	Member of the Technical and Sustainability Committee.

5.	Investor Director pursuant to Rights Agreement.

Shareholdings of Directors and Officers

As of the date of this AIF, the Company’s directors and executive officers beneficially own, control, or direct, directly or indirectly 20,129,823 Common Shares, representing approximately 5.71% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties, or Sanctions

To the Company’s knowledge and other than as disclosed herein, no director or executive officer or promoter of the Company is, as at the date of this AIF, or was within 10 years before the date hereof, a director, chief executive officer, or chief financial officer of any person or corporation, including the Company, that:

(a)	was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the director or executive officer or promoter was acting in the capacity of a director, the chief executive officer, or the chief financial officer thereof; or

(b)	was subject to an order that was issued after the director or executive officer or promoter ceased to be a director, the chief executive officer, or the chief financial officer thereof and which resulted from an event that occurred while that person was acting in such capacity.

To the Company’s knowledge and other than as disclosed herein, no director or executive officer or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF, or has been within the 10 years before the date hereof, a director or executive officer of any person or company, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer, or shareholder.

From November 17, 2020 to November 4, 2022, Marlis Yassin was the Chief Financial Officer and Corporate Secretary of Bloom Health Partners Inc. (“Bloom”). On January 3, 2023, an order (the “Order”) was granted by the Supreme Court of British Columbia appointing BDO Canada Limited as a receiver of Bloom. The Order was granted at the request of two creditors of Bloom, CPL Investments LLC and ULOO Partners LLC, in connection with the proposed wind-down of Bloom.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. As of the date of this AIF, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions material to us to which we are a party, or of which any property of the Company or its subsidiaries is or has been the subject matter of, since the beginning of the period ended December 31, 2023, and no such proceedings are known by us to be contemplated. There have been no penalties or sanctions imposed against us by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against us, and we have not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since the beginning of the period ended December 31, 2023.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the ordinary course of business of the Company or its subsidiaries, or as disclosed elsewhere in this AIF, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to the Common Shares, nor an associate or affiliate of any of the foregoing persons has had, within the three most recently completed financial years or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Common Shares is Odyssey Trust Company, with an address Suite 323 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

MATERIAL CONTRACTS

As of the date of this AIF, the following agreements and contracts are reasonably regarded as being material to the Company:

•	Asset Purchase Agreement (See “General Development of the Business”).

•	2022 Agency Agreement (See “General Development of the Business”).

•	2022 Warrant Indenture (See “General Development of the Business”).

•	2023 Agency Agreement (See “General Development of the Business”).

•	2023 Warrant Indenture (See “General Development of the Business”).

•	Rights Agreement (See “General Development of the Business”).

INTERESTS OF EXPERTS

Information of a scientific or technical nature regarding the Moss Gold Project included in this AIF is based upon the Moss Gold Technical Report. The authors of the Moss Gold Technical Report own, directly or indirectly, less than 1% of the outstanding securities of Goldshore.

Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the Moss Gold Project has been reviewed and approved by Peter Flindell, P.Geo., MAusIMM, MAIG, Vice-President, Exploration of the Company and a “qualified person” as defined in NI 43-101. As of the date hereof, Mr. Flindell holds 1,104,087 Common Shares, 85,000 Warrants, 3,300,000 Options and 200,000 RSUs.

The independent auditors of Goldshore are Davidson & Company LLP, Chartered Professional Accountants (“Davidson & Company”). Davidson & Company has informed Goldshore that it is independent with respect to Goldshore within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

AUDIT COMMITTEE

National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor, as set forth below.

Audit Committee Charter

The primary function of the audit committee (the “Audit Committee”) is to assist the Board in fulfilling its financial oversight responsibilities with respect to the financial reporting process and the quality, transparency and integrity of the financial statements and other related public disclosures, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee meets at least quarterly.

The charter of the Company’s Audit Committee is attached to this AIF as Schedule “A”.

Composition of Audit Committee

The following are the members of the Audit Committee:

Name	Independence(1)	Financial Literacy(1)
Joanna Pearson	Independent	Financially literate
Shawn Khunkhun	Independent	Financially literate
Kyle Hickey	Independent	Financially literate

Notes:

1.             As defined under NI 52-110.

Relevant Education and Experience

Ms. Pearson is the former Executive Vice President and Chief Financial Officer of Endeavour Mining. Previously, Ms. Pearson enjoyed a successful career at Deloitte LLP (Canada) with more than ten years’ experience as an audit partner and over 20 years’ experience serving clients in public practice, with a focus on multinational mining clients. A graduate of the University of British Columbia, Ms. Pearson is a qualified chartered accountant and Canadian CPA.

Mr. Khunkhun is currently CEO, President & Director of Dolly Varden Silver. He has over 15 years of experience in the capital markets, mineral exploration and development sector with a focus on enhancing shareholder value. He has served in a variety of strategic roles including investor relations, corporate development, chief executive officer and director. Mr. Khunkhun has been instrumental in creating a new awareness for undervalued companies including grass roots explorers, developers and producers. Mr. Khunkhun's experience in incubating and growing early-stage companies through capital raises, acquisitions, joint ventures and spinouts, and his long-standing relationships with an extensive global network of high-net-worth investors, private equity and institutional investors, analysts, brokers, and investment bankers have been a valuable asset to growing mineral exploration companies.

Mr. Hickey is a Managing Director at SAF Group, an alternative investment management firm, where he is responsible for deal origination, structuring and execution, as well as ongoing portfolio and risk management for all Metals, Mining, and Critical Minerals investments. Mr. Hickey is also a Co-Founder and the President of Low Carbon Royalties. He has extensive experience in Metals, Mining, and Critical Minerals and Diversified Industrials in Canada, the US, and EMEA, with prior investment banking positions at BMO and J.P. Morgan.

As a result of their respective business experience, each member of the Audit Committee (i) has an understanding of the accounting principles used by the Company to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) has experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that that can reasonably be expected to be raised by the Company’s financial statements, and (iv) has an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since the commencement of the Company's financial period ended December 31, 2023 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial period ended December 31, 2023 has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, except as outlined in the Audit Committee charter.

External Auditor Service Fees (by Category)

The following table sets out the audit fees incurred by the Company for each of the last three fiscal years:

Period	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Year ended December 31, 2024	$45,000	$22,000	$-	$-
Nine-months ended December 31, 2023	$45,000	$8,000	$-	$-
Year ended March 31, 2023	$44,000	$22,500	$39,900	$31,000

Notes:

1.	“Audit fees” include aggregate fees billed or estimated by the Company’s external auditor in each of the last three fiscal years for audit fees.

2.	“Audited Related Fees” include the aggregate fees billed in each of the last three fiscal years for professional services by the Company’s external auditor related to the performance of the audit or the interim reviews of the Company’s financial statements and are not reported under “Audit Fees” above.

3.	“Tax Fees” include the aggregate fees billed in each of the last three fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

4.	“All Other Fees” include the aggregate fees billed in each of the last three fiscal years for professional services provided by the Company’s external auditor primarily related to prospectus filings and not included in “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption

Since the Company is a “venture issuer”, as defined in NI 52-110, it relies on the exemption contained in section 6.1 of NI 52-110.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares and securities authorized for issuance under equity compensation plans is contained in the management information circular dated December 8, 2023, for the annual general and special meeting of the Company held on January 23, 2024, which is available on SEDAR+ at www.sedarplus.ca.

Additional financial information is provided in the audited financial statements and MD&A for its most recently completed financial year.

SCHEDULE “A”

GOLDSHORE RESOURCES INC.

AUDIT COMMITTEE CHARTER

As adopted by the Board of Directors of the Company on June 11, 2021

1.             Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the “Board”) of Goldshore Resources Inc. (“Goldshore” or the “Company”), with the responsibility under the governing legislation of the Company to review the financial statements, accounting policies and reporting procedures of the Company.

The primary function of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to any governmental body or the public, the systems of internal controls of the Company regarding finance, accounting and legal compliance that management and the Board have established, and the auditing, accounting and financial reporting processes of the Company generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the policies, procedures and practices at all levels of the Company.

The primary duties and responsibilities of the Committee are to:

•	Serve as an independent and objective party to monitor the financial reporting process and the system of internal controls of the Company.

•	Monitor the independence and performance of the auditor of the Company (the “Auditor”) and the internal audit function of the Company.

•	Provide an open avenue of communication among the Auditor, financial and senior management and the Board of Directors.

The Committee will primarily fulfill these responsibilities by carrying out the activities set out in Section 4 of this Charter.

2.             Composition

•	The Committee shall be comprised of two or more directors as determined by the Board of Directors. The composition of the Committee shall adhere to all applicable corporate and securities laws and all requirements of the stock exchanges on which shares of the Company are listed. In particular, the composition of the Committee shall be in accordance with Multilateral Instrument 52-110 – Audit Committees, and the required qualifications and experience of the members of the Committee, subject to any exemptions or other relief that may be granted from time to time.

•	All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be a "financial expert" in accordance with applicable laws and all requirements of the stock exchanges on which shares of the Company are listed.

•	Members of the Committee shall be elected by the Board at the meeting of the Board held immediately after the annual meeting of shareholders or such other times as shall be determined by the Board and shall serve until the next such meeting or until their successors shall be duly elected and qualified.

•	Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.

3.             Meetings

•	The Committee may appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary does not have to be a member of the Committee or a director and can be changed by written notice from the Chairman.

•	No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present or by a consent resolution in writing signed by all members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities, but in no event will the Committee meet less than four times a year. The Committee shall meet at least once annually with the Auditor. As part of its duty to foster open communication, the Committee should meet at least annually with management and the Auditor in separate executive sessions to discuss any matters that the Committee or each of these parties believe should be discussed privately. In addition, the Committee shall meet with the Auditor and management at least quarterly to review the financial statements of the Company.

•	The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Chairman, unless otherwise provided for in the Articles of the Company or otherwise determined by resolution of the Board of Directors.

•	The Committee may invite to, or require the attendance at, any meeting of the Committee, such officers and employees of the Company, legal counsel or other persons as it deems necessary in order to perform its duties and responsibilities. They should also be requested or required to attend meetings of the Committee and make presentations to the Committee as appropriate.

•	Subject to the provisions of the governing legislation of the Company and applicable regulations the Chairman of the Committee may exercise the powers of the Committee in between meetings of the Committee. In such event, the Chairman shall immediately report to the members of the Committee and the actions or decisions taken in the name of the Committee shall be recorded in the proceedings of the Committee.

4.             Responsibilities and Duties

To fulfill its responsibilities and duties the Committee shall:

Documents/Reports Review

•	Review and recommend for approval to the Board of Directors of the Company any revisions or updates to this Charter. This review should be done periodically, but at least annually, as conditions dictate.

•	Review the interim unaudited quarterly financial statements and the annual audited financial statements, and the related press releases of the Company and report on them to the Board of Directors.

•	Satisfy itself, on behalf of the Board of Directors, that the unaudited quarterly financial statements and annual audited financial statements of the Company are fairly presented both in accordance with generally accepted accounting principles and otherwise and recommend to the Board of Directors whether the quarterly and annual financial statements should be approved.

•	Satisfy itself, on behalf of the Board of Directors, that the information contained in the quarterly financial statements of the Company, annual report to shareholders and similar documentation required pursuant to the laws of Canada does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•	Review any reports or other financial information of the Company submitted to any governmental body, or the public, including any certification, report, opinion or review rendered by the Auditor.

•	Review, and if deemed advisable, approve all related party transactions as defined in the governing legislation of the Company.

•	Have the right, for the purpose of performing their duties: (i) to inspect all the books and records of the Company and its subsidiaries; (ii) to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditors of the Company and its subsidiaries and the Auditor; (iii) to commission reports or supplemental information relating to the financial information; (iv) to require the Auditor to attend any or every meeting of the Committee; and (v) to engage such independent counsel and other advisors as are necessary in the determination of the Committee.

•	Permit the Board of Directors to refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates or the reporting related to it as the Board of Directors may from time to time see fit.

Independent Auditor

•	Be directly and solely responsible for the appointment, compensation, and oversight of the work of the Auditor upon shareholder approval of the appointment, with such Auditor being ultimately accountable to the shareholders, the Board and the Committee.

•	Act as the Auditor's channel of direct communication to the Company. In this regard, the Committee shall, among other things, receive all reports from the Auditor, including timely reports of:

1.	all critical accounting policies and practices to be used;

2.	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the management of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor; and

3.	other material written communications between the Auditor and the management of the Company, including, but not limited to, any management letter or schedule of unadjusted differences.

•	Satisfy itself, on behalf of the Board of Directors that the Auditor is "independent" of management, within the meaning given to such term in the rules and pronouncements of the applicable regulatory authorities and professional governing bodies. In furtherance of the foregoing, the Committee shall request that the Auditor at least annually provide a formal written statement delineating all relationships between the Auditor and the Company, and request information from the Auditor and management to determine the presence or absence of a conflict of interest. The Committee shall actively engage the Auditor in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the Auditor.

•	Be responsible for pre-approving all audit and non-audit services provided by the Auditor; provided, however, that the Committee shall have the authority to delegate such responsibility to one or more of its members to the extent permitted under applicable law and stock exchange rules.

•	Review the performance of the Auditor and make recommendations to the Board of Directors as to whether or not to continue to engage the Auditor.

•	Determine and review the remuneration of the Auditor and any independent advisors (including independent counsel) to the Committee.

•	Satisfy itself, on behalf of the Board of Directors, that the internal audit function has been effectively carried out and that any matter which the Auditor wishes to bring to the attention of the Board of Directors has been addressed and that there are no "unresolved differences" with the Auditor.

Financial Reporting Process and Risk Management

•	Review the audit plan of the Auditor for the current year and review advice from the Auditor relating to management and internal controls and the responses of the Company to the suggestions made put forth.

•	Monitor the internal accounting controls, informational gathering systems and management reporting on internal controls of the Company.

•	Review with management and the Auditor the relevance and appropriateness of the accounting policies of the Company and review and approve all significant changes to such policies.

•	Satisfy itself, on behalf of the Board of Directors, that the Company has implemented appropriate systems of internal control over financial reporting and the safeguarding of the assets of the Company and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the assets of the Company, management, financial and business operations and the health and safety of employees and that these systems are operating effectively.

•	Review and approve the investment and treasury policies of the Company and monitor compliance with such policies.

•	Establish procedures for the receipt and treatment of (i) complaints received by the Company regarding accounting, controls, or auditing matters and (ii) confidential, anonymous submissions by employees of the Company as to concerns regarding questionable accounting or auditing.

Legal and Regulatory Compliance

•	Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Company and remitted to the appropriate authorities.

•	Without limiting its rights to engage counsel generally, review, with the principal legal external counsel of the Company, any legal matter that could have a significant impact on the financial statements of the Company.

•	Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed.

Budgets

•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

•	Perform any other activities consistent with this Charter, the By-laws and governing law, as the Committee or the Board of Directors deem necessary or appropriate.

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